Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase (as defined below), dated July 12, 2022, and the related Letter of Transmittal (as defined below), and any amendments or supplements to such Offer to Purchase or Letter of Transmittal. Purchaser (as defined below) is not aware of any state where the making of the Offer is prohibited by any administrative or judicial action pursuant to any valid state statute. If Purchaser becomes aware of any valid state statute prohibiting the making of the Offer or the acceptance of the Shares pursuant thereto, Purchaser will make a good faith effort to comply with that state statute or seek to have such statute declared inapplicable to the Offer. If, after a good-faith effort, Purchaser cannot do so, Purchaser will not make the Offer to, nor will tenders be accepted from or on behalf of, the holders of Shares in that state. Except as set forth above, the Offer is being made to all holders of Shares. In any jurisdiction where securities, “blue sky” or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers that are licensed under the laws of such jurisdiction.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock

of

Epizyme, Inc.

at

$1.45 per Share in Cash,

Plus One Non-Transferable Contractual Contingent Value Right (“CVR”) for Each Share, which Represents the Right to Receive One or More Payments in Cash, of up to $1.00 per CVR, Contingent upon the Achievement of Certain Milestones by

Hibernia Merger Sub, Inc.

a wholly owned subsidiary of

Ipsen Biopharmaceuticals, Inc.

a wholly owned subsidiary of

Ipsen Pharma SAS

a wholly owned subsidiary of

Ipsen S.A.

Hibernia Merger Sub, Inc., a Delaware corporation (“Purchaser”), is offering to purchase all outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Epizyme, Inc., a Delaware corporation (“Epizyme”), at a price per Share of $1.45, to the holder in cash, without interest (the “Cash Amount”), plus one non-transferable contractual contingent value right per Share (each, a “CVR,” and each CVR together with the Cash Amount, the “Offer Price”), which CVR represents the right to receive one or more payments in cash, of up to $1.00 per CVR, contingent upon the achievement of certain milestones upon the terms and subject to the conditions described in the Offer to Purchase, dated July 12, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). Purchaser is a wholly owned subsidiary of Ipsen Biopharmaceuticals, Inc., a Delaware corporation and wholly owned subsidiary of Ipsen Pharma SAS, a French société par actions simplifiée (“Ipsen”) and wholly owned subsidiary of Ipsen S.A., a French société anonyme.

Prior to Purchaser accepting Shares tendered in the Offer for payment, Ipsen and a rights agent mutually agreeable to Ipsen and Epizyme will enter into a CVR Agreement (the “CVR Agreement”) governing the terms of the CVRs to be received by Epizyme’s stockholders. Each CVR represents the right to receive one or more payments in cash, without interest and less any applicable withholding taxes, of up to $1.00 per CVR, contingent upon: (i) the first achievement of regulatory approval by the Food and Drug Administration (including, for the avoidance of doubt, accelerated approval), on or prior to January 1, 2028, necessary for the commercial marketing and sale of tazemetostat in the United States as a second line treatment for relapsed or refractory follicular lymphoma in combination with lenalidomide and rituximab, and (ii) the first achievement of certain annual net sales of tazemotostat of at least $250,000,000 during any period of four consecutive calendar quarters, ending on or prior to December 31, 2026 (each a “Milestone” and, collectively, the “Milestones”). The Milestones are independent of each other, and payment upon achievement of any specific Milestone is not dependent upon achievement of the other Milestone. If neither of the Milestones are achieved, no payment will become payable to holders of the CVRs. It is possible that neither of the Milestones will be achieved, in which case holders of the CVRs will receive only the Cash Amount per Share and no payments with respect to the CVRs. It is also possible that only one of the Milestones will be achieved, in which case holders of the CVRs will receive only the Cash Amount per Share and the cash payments with respect to only such Milestone that has been achieved.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 27, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Epizyme, Ipsen and Purchaser, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Epizyme, and Epizyme will be the surviving corporation and a wholly owned indirect subsidiary of Ipsen (such merger, the “Merger”). At the effective time of the Merger, each Share issued and then outstanding (other than: (i) Shares held by Epizyme in treasury and any direct or indirect subsidiary of Epizyme; (ii) Shares held by Ipsen, Purchaser or any other direct or indirect subsidiary of Ipsen; and (iii) Shares held by stockholders immediately prior to the effective time of the Merger who have properly demanded appraisal rights of such Shares in accordance with the General Corporation Law of the State of Delaware (“DGCL”) and have neither effectively withdrawn, failed to perfect nor otherwise lost such holder’s appraisal rights with respect to such Shares) will be canceled and converted automatically into the right to receive an amount in cash equal to the Offer Price, net of applicable withholding taxes and without interest. As a result of the Merger, the Shares will cease to be publicly traded, and Epizyme will become an indirect wholly owned subsidiary of Ipsen. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares. The parties to the Merger Agreement have agreed that, upon the terms and subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a meeting of Epizyme’s stockholders to adopt the Merger Agreement, in accordance with Section 251(h) of the DGCL. Accordingly, if the Offer is consummated, Purchaser does not anticipate seeking the approval of Epizyme’s remaining public stockholders before effecting the Merger. The Merger Agreement is more fully described in the Offer to Purchase.

Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A. (the “Depositary and Paying Agent”) will not be obligated to pay brokerage fees or commissions or, except as set forth in the Letter of Transmittal, transfer taxes on the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult with such institution as to whether it charges any service fees or commissions.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER 11:59 P.M., EASTERN TIME, ON AUGUST 8, 2022 (SUCH DATE, OR ANY SUBSEQUENT DATE TO WHICH THE EXPIRATION OF THE OFFER IS EXTENDED, THE “EXPIRATION TIME”), UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED, IN WHICH EVENT THE TERM “EXPIRATION TIME” MEANS THE LATEST TIME AND DATE AT WHICH THE OFFERING PERIOD OF THE OFFER, AS SO EXTENDED, WILL EXPIRE.

The Offer is conditioned upon, among other things, (a) the Merger Agreement not having been terminated in accordance with its terms, (b) the satisfaction of the Minimum Condition (as described below) and (c) the expiration or termination of any waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), or the receipt of any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act (the “HSR Condition”). The Offer is not subject to a financing condition. The “Minimum Condition” requires that the number of Shares validly tendered and not validly withdrawn, together with any Shares then beneficially owned by Ipsen and its subsidiaries, equals at least one Share more than one-half of the total number of Shares outstanding at the time of the expiration of the Offer. The Offer is also subject to other conditions as described in the Offer to Purchase (collectively, the “Offer Conditions”). See Section 13 – “Conditions of the Offer” of the Offer to Purchase. For purposes of determining whether the Minimum Condition has been met, holders of approximately 20.5% of the outstanding voting power of Epizyme have entered into a tender and support agreement and have agreed, among other things, subject to certain exceptions, to tender their Shares.

After careful consideration, the Epizyme board of directors, upon the recommendation of the special committee of the Epizyme board of directors, among other things, unanimously: (i) approved and declared the advisability of the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement; (ii) declared that it is in the best interests of Epizyme and its stockholders that Epizyme enter into the Merger Agreement and consummate the Merger and that its stockholders accept the Offer and tender their Shares pursuant to the Offer, in each case on the terms and subject to the conditions set forth in the Merger Agreement; (iii) declared that the terms of the Offer and the Merger are fair to Epizyme and its stockholders; and (iv) recommended that Epizyme’s stockholders accept the Offer and tender their Shares pursuant to the Offer.

Subject to the terms and conditions of the Merger Agreement, Purchaser will extend the scheduled Expiration Time as follows: (a) as required by applicable law (including for any period required by any rule, regulation, interpretation or position of the Securities and Exchange Commission (the “SEC”)); (b) in connection with an increase in the consideration to be paid pursuant to the Offer if and only to the extent required to comply with applicable rules and regulations of the SEC; (c) if at the then scheduled expiration date of the Offer any of the Offer Conditions has not been satisfied (and Ipsen or Purchaser has not waived such condition in accordance with the terms of the Merger Agreement), for one or more additional periods specified by Purchaser of up to 10 business days per extension (calculated as set forth in Rule 14d-1(g)(3) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) but not (without the prior written consent of Epizyme) beyond the Outside Date (as defined below), except that if on the then scheduled expiration date of the Offer, the Minimum Condition is the only Offer Condition that has not been satisfied or waived (to the extent waivable in accordance with the terms of the Merger Agreement), Purchaser will so extend the Offer; and (d) at the written request of Epizyme for a period specified by Epizyme (not to exceed 10 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) and not beyond the Outside Date) delivered at the same time that Epizyme delivers to Ipsen and Purchaser a Recommendation Change Notice (as defined in the Offer to Purchase) if there are 10 business days (calculated as set forth in Rule 14d-1(g)(3) under the Exchange Act) or less remaining before the then scheduled expiration date of the Offer at the time of the delivery of such Recommendation Change Notice time; provided, that, in no event will Ipsen or Purchaser be required to extend the Offer as described above in this paragraph beyond the earlier to occur of (i) the valid termination of the Merger Agreement in accordance with Article VIII thereof and (ii) the Outside Date. The “Outside Date” is defined in the Merger Agreement to be October 30, 2022; provided, however, that to the extent that any approvals or clearances applicable to the Offer or the consummation of the Merger under the HSR Act have expired, or been terminated or obtained, as applicable, at the Outside Date and the HSR Condition is the only Offer Condition that has not been satisfied or waived, then the Outside Date will be automatically extended to the earlier of (x) such time that the HSR Condition is satisfied, plus 10 Business Days and (y) December 31, 2022. During any extension of the initial offering period, all Shares previously validly tendered and not validly withdrawn will remain subject to the Offer and subject to withdrawal rights.

The purpose of the Offer and the Merger is for Ipsen and its affiliates, through Purchaser, to acquire control of, and the entire equity interest in, Epizyme. Following the consummation of the Offer, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Ipsen and Purchaser intend to effect the Merger. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, a stockholder of Epizyme that has not tendered its Shares in the Offer (or, if tendered, has validly and subsequently withdrawn such Shares) will have rights under Section 262 of the DGCL to demand appraisal of, and obtain payment in cash for, the “fair value” of, that stockholder’s Shares.

Purchaser expressly reserves the right to: (i) increase the Offer Price and (ii) waive any of the Offer Conditions. However, without the consent of Epizyme, Ipsen and Purchaser are not permitted to: (i) change the form of consideration payable in the Offer; (ii) decrease the Offer Price or the Cash Consideration (as defined in the Offer to Purchase); (iii) change the terms of the CVRs; (iv) increase the Offer Price in an amount of less than $0.05 per Share or change the Offer so that it is for fewer than all of the outstanding Shares (other than shares of Epizyme’s common stock to be cancelled in accordance with the Merger Agreement); (v) terminate the Offer or accelerate, extend or otherwise change the expiration date of the Offer, except as provided in the Merger Agreement; (vi) provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 under the Exchange Act; (vii) amend, change or waive the Minimum Condition or the condition requiring the Merger Agreement to have not been validly terminated in accordance with its terms; (viii) amend, modify or supplement any of the Offer Conditions or the terms of the Offer in any manner that is adverse to holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay or impair the ability of Ipsen or Purchaser to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement (other than, for the avoidance of doubt, delays resulting from increases to the Offer Price as contemplated in the Merger Agreement or extensions of the scheduled expiration date of the Offer on the terms in the Merger Agreement); or (ix) impose any condition to the Offer other than the Offer Conditions.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered, and not properly withdrawn, prior to the Expiration Time if and when Purchaser gives oral or written notice to the Depositary and Paying Agent of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the aggregate Offer Price for such Shares with the Depositary and Paying Agent, which will act as paying agent for the tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to the tendering stockholders. Under no circumstances will interest be paid on the Offer Price for Shares, regardless of any extension of the Offer or any delay in making payment for Shares.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary and Paying Agent of: (a) certificates for such Shares (“Share Certificates”) or timely confirmation of the book-entry transfer of such Shares (“Book-Entry Confirmations”) into the Depositary and Paying Agent’s account at The Depository Trust Company (“DTC”) pursuant to the procedures set forth in the Offer to Purchase; (b) a Letter of Transmittal, properly completed and duly executed, with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message (as defined in the Offer to Purchase) in lieu of the Letter of Transmittal); and (c) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when Share Certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary and Paying Agent.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 10, 2022, which is the 60th day after the date of the commencement of the Offer, pursuant to SEC regulations.

For a withdrawal of Shares to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary and Paying Agent at its address set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person having tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the record holder of the Shares to be withdrawn, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to Purchase), unless such Shares have been tendered for the account of any Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. If certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary and Paying Agent, the name of the registered holder and the serial numbers shown on such certificates must also be furnished to the Depositary and Paying Agent as aforesaid prior to the physical release of such certificates.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, which determination will be final and binding, subject to the rights of tendering stockholders to challenge Purchaser’s determination in a court of competent jurisdiction. No withdrawal of tendered Shares will be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Ipsen, Purchaser or any of their respective affiliates or assigns, the Depositary and Paying Agent, the Information Agent (listed below), or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures for tendering Shares described in the Offer to Purchase at any time prior to the Expiration Time.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference. Epizyme has provided Purchaser with Epizyme’s stockholder list and security position listings for the purpose of disseminating the holders of Shares information regarding the Offer. The Offer to Purchase and related Letter of Transmittal will be mailed to record holders of Shares whose names appear on Epizyme’s stockholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The receipt of cash and CVRs in exchange for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. The amount of gain or loss a U.S. holder recognizes, and the timing and potentially character of a portion of such gain or loss, depends in part on the U.S. federal income tax treatment of the CVRs, with respect to which there is a significant amount of uncertainty. The installment method of reporting any gain attributable to receipt of a CVR generally will not be available with respect to the disposition of Shares pursuant to the Offer or the Merger because the Shares are traded on an established securities market. Stockholders should consult with their tax advisors as to the particular tax consequences of the Offer and the Merger to them. For a more complete description of the principal U.S. federal income tax consequences of the Offer and the Merger, see the Offer to Purchase.

The Offer to Purchase, the related Letter of Transmittal and Epizyme’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Epizyme board of directors and the reasons therefor) contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may be directed to the Information Agent at the address and telephone number set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal, the Notice of Guaranteed Delivery and other tender offer materials may be directed to the Information Agent or to brokers, dealers, commercial banks or trust companies. Such copies will be furnished promptly at Purchaser’s expense. Except as set forth in the Offer to Purchase, neither Purchaser nor Ipsen will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

1290 Avenue of the Americas, 9th Floor

New York, New York 10104

(866) 203-9357 (Toll Free)

Epizyme@georgeson.com

July 12, 2022